[ING STATIONERY]

April 14, 2011

United States Securities and Exchange Commission
100 F Street, NE, Room 1580
Washington, DC 20549

Re:	File No. 333-133155
ING GoldenSelect Guarantee Annuity
Post-Effective Amendment No. 5 to Registration Statement on Form S-1

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ING USA Annuity and Life
Insurance Company, as registrant, hereby respectfully requests that the effective date of this registration statement be accelerated to, April 29, 2011, or as soon thereafter as practicable.

Respectfully,

ING USA ANNUITY AND LIFE INSURANCE COMPANY

By: /s/ Nicholas Morinigo
Nicholas Morinigo
Counsel

1475 Dunwoody Drive
West Chester, PA 19380-1478

Tel: (610) 425-3447
Fax: (610) 425-3520